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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.      7     )*
                                         -----------


                       PETROLEUM HELICOPTERS INCORPORATED
--------------------------------------------------------------------------------
                              (Name of Issuer)


               NON-VOTING COMMON STOCK, $0.10 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                   716604 20 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP NO. 716604 20 2                  13G                     Page 2 of 6 Pages
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        WOODBOURNE PARTNERS, L.P.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        MISSOURI
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       -0-
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      -0-
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     -0-
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   -0-
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        449,300
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        17.7%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------

CUSIP NO. 716604 20 2                  13G                     Page 3 of 6 Pages
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        CLAYTON MANAGEMENT COMPANY
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        MISSOURI
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       449,300
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      -0-
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     449,300
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   -0-
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        449,300
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        17.7%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP NO. 716604 20 2                  13G                     Page 4 of 6 Pages
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        JOHN D. WEIL
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        MISSOURI
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       449,300
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      700
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     449,300
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   700
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        450,000
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        17.8%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP NO. 716604 20 2                  13G                     Page 5 of 6 Pages
--------------------------------------------------------------------------------

                         AMENDMENT NO. 3 TO SCHEDULE 13G

         The Reporting Person reported the acquisition of shares of Non-Voting Common Stock, par value $.10 per share ("Stock"), of Petroleum Helicopters Incorporated, a Delaware corporation ("Issuer"), 113 Borman Drive, P.O. Box 23502, Lafayette, LA 70508, in an initial filing of this Schedule 13G on April 16, 1998. In this regard, Item 4 is hereby (as heretofore amended) amended as follows. All other items are unchanged from the initial filing, as amended.

ITEM 4. OWNERSHIP.


                                                             WOODBOURNE           CLAYTON                 WEIL
                                                                              (general partner     (sole director and
                                                                               of Woodbourne)         shareholder of
                                                                                                         Clayton)

(a) Amount beneficially owned:                                 449,300             449,300              450,000

(b) Percent of Class:                                             17.7%               17.7%                17.8%

(c) Number of Shares as to which the person has:

    (i)   Sole power to vote or direct the vote:                   -0-             449,300              449,300

    (ii)  Shared power to vote or direct the vote:                 -0-                 -0-                  700

    (iii) Sole power to dispose or to direct the
            disposition of:                                        -0-             449,300              449,300

    (iv)  Shared power to dispose or to direct the
          disposition of:                                          -0-                 -0-                  700

Notes:

1. Since the class of stock to which this filing relates is "non-voting," the voting rights reflected in (c)(i) above would become exercisable only when and if permitted under the issuer's articles of incorporation or as required under Louisiana law.

2. The shares reflected under Mr. Weil's name in (c)(ii) and in (c)(iv) above are held individually by Mr. Weil's wife. Although Mr. Weil may be deemed to have constructive beneficial ownership of such shares under applicable securities regulations, Mr. Weil disclaims any beneficial interest in such shares.

3. Percentages based on 2,531,392 shares outstanding at October 31, 2003 as reflected on the company's most recent 10-Q report.

CUSIP NO. 716604 20 2                  13G                     Page 6 of 6 Pages
--------------------------------------------------------------------------------

ITEM 10. CERTIFICATION.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      Dated: February 12, 2004             WOODBOURNE PARTNERS, L.P.,

                                           by its General Partner, CLAYTON
                                           MANAGEMENT COMPANY


                                               /s/ John D. Weil
                                           ------------------------------------
                                                   John D. Weil, President

      Dated: February 12, 2004             CLAYTON MANAGEMENT COMPANY


                                               /s/ John D. Weil
                                           ------------------------------------
                                                   John D. Weil, President


      Dated: February 12, 2004                 /s/ John D. Weil
                                           ------------------------------------
                                                   John D. Weil


                            EXHIBIT A TO SCHEDULE 13G

                     AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

      The undersigned persons, on February 12, 2004, agree and consent to the joint filing on their behalf of this Amendment to Schedule 13G in connection with their beneficial ownership of the Stock of Petroleum Helicopters Incorporated.

                                           WOODBOURNE PARTNERS, L.P.,

                                           by its General Partner, CLAYTON
                                           MANAGEMENT COMPANY


                                               /s/ John D. Weil
                                           ------------------------------------
                                                   John D. Weil, President


                                           CLAYTON MANAGEMENT COMPANY


                                               /s/ John D. Weil
                                           ------------------------------------
                                                   John D. Weil, President




                                               /s/ John D. Weil
                                           ------------------------------------
                                                   John D. Weil, President